UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PPDAI Group Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

69354V108**

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American depositary shares, each representing five Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69354V108	SCHEDULE 13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL 2010 CV HOLDCO, LTD. (“SC 2010 CV HOLDCO”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 356,123,700
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 356,123,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,123,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 42.3%[1]
12	TYPE OF REPORTING PERSON OO

[1]	Based on a total of 842,071,169 shares outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on November 13, 2017.

CUSIP No. 69354V108	SCHEDULE 13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL CHINA VENTURE 2010 FUND, L.P. (“SC CV 2010”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 356,123,700 shares, of which 356,123,700 shares are directly owned by SC 2010 CV HOLDCO. SC CV 2010 HOLDCO is wholly owned by SC CV 2010.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 356,123,700 shares, of which 356,123,700 shares are directly owned by SC 2010 CV HOLDCO. SC CV 2010 HOLDCO is wholly owned by SC CV 2010.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,123,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 42.3%[1]
12	TYPE OF REPORTING PERSON PN

[1]	Based on a total of 842,071,169 shares outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on November 13, 2017.

CUSIP No. 69354V108	SCHEDULE 13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON SC CHINA VENTURE 2010 MANAGEMENT, L.P. (“SC CV 2010 MGMT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

356,123,700 shares, of which 356,123,700 shares are directly owned by SC 2010 CV HOLDCO. SC CV 2010 MGMT is the General Partner of SC CV 2010. SC CV 2010 wholly owns SC 2010 CV HOLDCO.

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

356,123,700 shares, of which 356,123,700 shares are directly owned by SC 2010 CV HOLDCO. SC CV 2010 MGMT is the General Partner of SC CV 2010. SC CV 2010 wholly owns SC 2010 CV HOLDCO.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,123,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 42.3%[1]
12	TYPE OF REPORTING PERSON PN

[1]	Based on a total of 842,071,169 shares outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on November 13, 2017.

CUSIP No. 69354V108	SCHEDULE 13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON SC CHINA HOLDING LIMITED (“SCC HOLD”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

356,123,700 shares, of which 356,123,700 shares are directly owned by SC 2010 CV HOLDCO. SCC HOLD is the General Partner of SC CV 2010 MGMT. SC CV 2010 MGMT is the General Partner of SC CV 2010. SC CV 2010 wholly owns SC 2010 CV HOLDCO.

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

356,123,700 shares, of which 356,123,700 shares are directly owned by SC 2010 CV HOLDCO. SCC HOLD is the General Partner of SC CV 2010 MGMT. SC CV 2010 MGMT is the General Partner of SC CV 2010. SC CV 2010 wholly owns SC 2010 CV HOLDCO.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,123,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 42.3%[1]
12	TYPE OF REPORTING PERSON OO

[1]	Based on a total of 842,071,169 shares outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on November 13, 2017.

CUSIP No. 69354V108	SCHEDULE 13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON SNP CHINA ENTERPRISES LIMITED (“SNP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

356,123,700 shares, of which 356,123,700 shares are directly owned by SC 2010 CV HOLDCO. SNP wholly owns SCC HOLD. SCC HOLD is the General Partner of SC CV 2010 MGMT. SC CV 2010 MGMT is the General Partner of SC CV 2010. SC CV 2010 wholly owns SC 2010 CV HOLDCO.

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

356,123,700 shares, of which 356,123,700 shares are directly owned by SC 2010 CV HOLDCO. SNP wholly owns SCC HOLD. SCC HOLD is the General Partner of SC CV 2010 MGMT. SC CV 2010 MGMT is the General Partner of SC CV 2010. SC CV 2010 wholly owns SC 2010 CV HOLDCO.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,123,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 42.3%[1]
12	TYPE OF REPORTING PERSON OO

[1]	Based on a total of 842,071,169 shares outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on November 13, 2017.

CUSIP No. 69354V108	SCHEDULE 13G	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON NEIL NANPENG SHEN (“NS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

356,123,700 shares, of which 356,123,700 shares are directly owned SC 2010 HOLDCO. NS wholly owns SNP. SNP wholly owns SCC HOLD. SCC HOLD is the General Partner of SC CV 2010 MGMT. SC CV 2010 MGMT is the General Partner of SC CV 2010. SC CV 2010 wholly owns SC 2010 CV HOLDCO.

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

356,123,700 shares, of which 356,123,700 shares are directly owned SC 2010 HOLDCO. NS wholly owns SNP. SNP wholly owns SCC HOLD. SCC HOLD is the General Partner of SC CV 2010 MGMT. SC CV 2010 MGMT is the General Partner of SC CV 2010. SC CV 2010 wholly owns SC 2010 CV HOLDCO.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,123,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 42.3%[1]
12	TYPE OF REPORTING PERSON IN

[1]	Based on a total of 842,071,169 shares outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on November 13, 2017.

CUSIP No. 69354V108	SCHEDULE 13G	Page 8 of 10 Pages

ITEM 1.

(a)	Name of Issuer:

PPDAI Group Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Building G1, No. 999 Dangui Road

Pudong New District, Shanghai 201203

People’s Republic of China

ITEM 2.

(a)	Name of Persons Filing:

Sequoia Capital 2010 CV Holdco, Ltd.

Sequoia Capital China Venture 2010 Fund, L.P.

SC China Venture 2010 Management, L.P.

SC China Holding Limited

SNP China Enterprises Limited

Neil Nanpeng Shen

SC 2010 HOLDCO is wholly owned by SC CV 2010. The General Partner of SC CV 2010 is SC CV 2010 MGMT. The General Partner of SC CV 2010 MGMT is SCC HOLD. SCC HOLD is wholly owned by SNP, a company wholly owned by NS.

(b)	Address of Principal Business Office or, if none, Residence:

2800 Sand Hill Road, Suite 101

Menlo Park, CA 94025

(c)	Citizenship:

SC 2010 CV HOLDCO, SC CV 2010, SC CV 2010 MGMT, SCC HOLD: Cayman Islands

SNP: British Virgin Islands

NS: Hong Kong SAR

(d)	CUSIP Number:

69354V108

ITEM 3.

If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4.	OWNERSHIP

SEE ROWS 5 THROUGH 11 OF COVER PAGES

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

CUSIP No. 69354V108	SCHEDULE 13G	Page 9 of 10 Pages

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

ITEM 10.	CERTIFICATION

NOT APPLICABLE

CUSIP No. 69354V108	SCHEDULE 13G	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

Sequoia Capital 2010 CV Holdco, Ltd.

By:	Sequoia Capital China Venture 2010 Fund, L.P.
its Sole Member

By:	SC China Venture 2010 Management, L.P.
its General Partner

By:	SC China Holding Limited
its General Partner

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

Sequoia Capital China Venture 2010 Fund, L.P.

By:	SC China Venture 2010 Management, L.P.
its General Partner

By:	SC China Holding Limited
its General Partner

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

SC China Venture 2010 Management, L.P.

By:	SC China Holding Limited
its General Partner

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

SC China Holding Limited

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

SNP China Enterprises Limited

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

Neil Nanpeng Shen

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen